                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549

                                  ____________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 20)/1/

                         Pinnacle Entertainment, Inc.
                         (formerly Hollywood Park, Inc.)
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  723456 10 9
                                  -----------
                                 (CUSIP Number)

                                 Alvin G. Segel
            Irell & Manella LLP, 1800 Avenue of the Stars, Suite 900
                 Los Angeles, California 90067  (310) 277-1010
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 17, 2000
            -------------------------------------------------------

            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

---------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                             -------------------------
CUSIP No. 723456 10 9                  13D              Page 2 of 6 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

R.D. Hubbard
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
                                                           (b) [X]
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS

  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  2(d) or 2(e)                                                          [_]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States
--------------------------------------------------------------------------------
      NUMBER OF              7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 0
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                            ----------------------------------------------------
                             8   SHARED VOTING POWER

                                 2,802,817
                                 Includes options exercisable to purchase
                                 182,997 shares which options were exercisable
                                 within 60 days of the date of this statement.
                            ----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                 2,802,817
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,802,817
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

--------------------------                             -------------------------
CUSIP No. 723456 10 9                  13D              Page 3 of 6 Pages
--------------------------                             -------------------------
     This Statement relates to the Schedule 13D, as amended (the "Schedule 13D") filed by Mr. R. D. Hubbard with regard to beneficial ownership of common stock, par value $.10 per share (the "Common Stock"), of Pinnacle Entertainment, Inc. (the "Company"), and constitutes Amendment No. 20 thereto. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following:

  On April 17, 2000, the Company, PH Casino Resorts, Inc. ("Holding"), a wholly-owned subsidiary of Harveys Casino Resorts ("Harveys"), and Pinnacle Acquisition Corp. ("PAC"), a wholly-owned subsidiary of Holding, entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which PAC would merge with and into the Company (the "Merger") and each share of the Company's Common Stock would be converted into the right to receive $24 per fully diluted share in cash, plus up to an additional $1 per fully diluted share, which amount is contingent upon the sale of the Company's 97 acres of surplus land in Inglewood, California for net after tax proceeds of at least $40.75 million. Following the closing of the Merger the Common Stock would be delisted from the New York Stock Exchange and would become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934. Simultaneously with the Merger, Harveys Acquisition Corporation, a wholly owned subsidiary of Holding, would merge with and into Harveys so that following these transactions the Company and Harveys would each be wholly owned subsidiaries of Holding.

  In connection with the Merger Agreement, Mr. Hubbard and other members of senior management of the Company have entered into a Voting and Contribution Agreement with Holding (the "Voting and Contribution Agreement") pursuant to which Mr. Hubbard has agreed to vote his shares in favor of the Merger, has granted a proxy to Holding to vote all of his shares in favor of the Merger and has agreed to vote his shares against any competing proposal or certain other proposals involving the purchase of certain assets of the Company and against charter amendments or other proposals that would impede, interfere with, or materially delay the Merger. Mr. Hubbard has also agreed not to transfer, sell, pledge, encumber, assign or otherwise dispose of, any of his shares of Common Stock.

  Pursuant to the Voting and Contribution Agreement and a Memorandum of Understanding entered into among Mr. Hubbard, other members of senior management of the Company and Holding (the "MOU"), the members of senior management of the Company, including Mr. Hubbard, have agreed to contribute to Holding, immediately prior to the Merger, certain shares of Common Stock in exchange for new Holding capital stock. The members of senior management, including Mr. Hubbard, have also agreed to cancel certain stock options they hold to acquire Common Stock of the Company. The members of senior management including Mr. Hubbard, will receive new stock options to acquire Holding capital stock. The value of all Company Common Stock to be contributed by such members of senior management of the Company, including Mr. Hubbard, and all Company stock options to be cancelled by such members of senior management of the Company will equal $50 million in the aggregate. In addition, following the Merger, Mr. Hubbard and such members of senior management will also be entitled to receive restricted stock grants and be eligible to receive stock options to acquire Holding capital stock. The MOU sets forth terms related to the employment and stock ownership of such members of senior management with respect to Holding following the consummation of the Merger.

  In addition, in order to mitigate a tax disadvantage of this transaction structure which is unique to Mr. Hubbard, the Voting and Contribution Agreement contemplates that, immediately prior to the Merger, the Company would purchase from Mr. Hubbard the shares of Common Stock owned by Mr. Hubbard which are not being contributed to Holding for a price equal to the merger consideration (including a contingent payment right on terms identical to that being received by the Company's stockholders in respect of the Inglewood land sale) in the Merger.

--------------------------                             -------------------------
CUSIP No. 723456 10 9                  13D              Page 4 of 6 Pages
--------------------------                             -------------------------

  The Voting and Contribution Agreement shall terminate if the closing under the Merger Agreement has occurred, if the Merger has been consummated or if the Merger Agreement has been terminated in accordance with its terms.

  Other than as described above, Mr. Hubbard has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of
Schedule 13D.

  The foregoing description of the Merger Agreement, the Voting Contribution Agreement and the MOU is qualified in its entirety by reference to such documents, copies of which are included as Exhibits 1,2 and 3 to this amendment to the Statement and are hereby incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

  The aggregate number of shares of Common Stock beneficially owned by Mr. Hubbard is 2,802,817 or 10.6% of the Company's outstanding shares of Common Stock. Of these shares, 182,997 shares are beneficially owned by way of Mr. Hubbard's options to acquire such shares which are currently exercisable or will become exercisable within the next 60 days. In addition, Mr. Hubbard holds unvested options to acquire an additional 99,003 shares of the Company's Common Stock which will vest over time. These shares also include 249,990 shares of Common Stock owned by the R. D. and Joan Dale Hubbard Foundation, a non-profit organization; of which shares Mr. Hubbard may be deemed to have beneficial ownership of the Foundation's shares. For all of the shares which Mr. Hubbard beneficially owns, Mr. Hubbard has shared voting power, by virtue of the Voting and Contribution Agreement with Holding, and sole dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

  See the description of the Merger Agreement, the Voting and Contribution Agreement and the MOU set forth in Item 4 above, which is incorporated herein by reference.

  Mr. Hubbard holds options to acquire 282,000 shares of Common Stock at exercise prices ranging from $8.75 to $14.75 per share.

Item 7.  Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of April 17, 2000, among PH Casino Resorts, Inc., Pinnacle Acquisition Corporation and Pinnacle Entertainment, Inc.

2. Voting and Contribution Agreement, dated as of April 17, 2000, by and among PH Casino Resorts, Inc. and the individuals listed on the signature pages thereto.

3. Memorandum of Understanding, dated as of April 17, 2000, by and among PH Casino Resorts, Inc. and the individuals listed on the signature pages thereto.

--------------------------                             -------------------------
CUSIP No. 723456 10 9                  13D              Page 5 of 6 Pages
--------------------------                             -------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 27, 2000



                                        /s/  R. D. Hubbard
                                  ----------------------------------------------
                                  R. D. Hubbard
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CUSIP No. 723456 10 9                  13D              Page 6 of 6 Pages
--------------------------                             -------------------------
                                 Exhibit Index

Exhibit Number    Description
--------------    -----------

1. Agreement and Plan of Merger, dated as of April 17, 2000, among PH Casino Resorts, Inc., Pinnacle Acquisition Corporation and Pinnacle Entertainment, Inc.

2. Voting and Contribution Agreement, dated as of April 17, 2000, by and among PH Casino Resorts, Inc. and the individuals listed on the signature pages thereto.

3. Memorandum of Understanding, dated as of April 17, 2000, by and among PH Casino Resorts, Inc. and the individuals listed on the signature pages thereto.